Yellow Corporation

10990 Roe Avenue

Overland Park, Kansas 66211

August 19, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy Collins
Re:	Yellow Corp. Withdrawal of Acceleration Request for Registration Statement on Form S-3 Filed July 9, 2021 File No. 333- 257811

Ladies and Gentlemen:

Reference is made to the letter request of Yellow Corporation (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 17, 2021, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”). The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

Please contact Paul Zier of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2180 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Leah K. Dawson
Leah K. Dawson
Executive Vice President, General Counsel & Secretary